Filed pursuant to Rule 433

Registration Statement No. 333-275976

September 25, 2024

Republic of Türkiye Announces Pricing of its New Notes Offering

25 September 2024

ANKARA, TÜRKİYE ––

New Notes Offering

The Republic of Türkiye (“Türkiye”) announced today that on 25 September 2024, it priced a global offering (the “New Notes Offering”) of U.S.$3,500,000,000 aggregate principal amount of new 6.500% Notes due January 3, 2035 (the “New Notes”). The aggregate principal amount of New Notes includes a portion intended to fund the purchase of Tender Orders made by holders of Türkiye’s Old Notes (as defined below) who submitted an equivalent-sized Indication of Interest for the New Notes prior to the pricing of the New Notes Offering at terms that are acceptable to Türkiye (the “Preferred Tenders”) in the concurrent Tender Offer described below. The closing of the New Notes Offering is expected to occur on Thursday, 3 October 2024. Banco Bilbao Vizcaya Argentaria, S.A., J.P. Morgan Securities plc, BofA Securities, Inc. and Citigroup Global Markets Inc. served as Joint Book-Running Managers for the New Notes Offering. All capitalized terms used but not defined in this communication have the respective meanings specified in the Tender Offer Memorandum referred to below under “Tender Offer.”

The New Notes Offering was made only by means of a prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement and the related base prospectus for the New Notes Offering may be obtained by contacting any of the following: Banco Bilbao Vizcaya Argentaria, S.A., by calling +44 (0) 207 397 6061; J.P. Morgan Securities plc, by calling +44 20 7134 2468; BofA Securities, Inc., by calling +1-800-294-1322; and Citigroup Global Markets Inc., by calling +1-800-831-9146.

Application will be made to list the New Notes on the Official List and trade the new Notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange.

Tender Offer

Türkiye’s previously announced tender offer (the “Tender Offer”) to purchase its outstanding Old Notes (as defined below) on the terms and subject to the conditions contained in the Tender Offer Memorandum, dated 24 September 2024 (the “Tender Offer Memorandum”), expired earlier today, on 25 September 2024.

The Purchase Price for Old Notes to be accepted pursuant to the Tender Offer was the fixed price identified for each series of Old Notes in the Tender Offer Memorandum and Türkiye’s press release issued on 24 September 2024. In addition, holders will receive accrued and unpaid interest on their Old Notes up to (but excluding) the Tender Offer Settlement Date (as defined below).

Old Notes

Old Notes	Outstanding Principal Amount as of 24 September 2024	ISIN	CUSIP	Fixed Price (per U.S.$1,000 Principal Amount)	Maximum Purchase Amounts
5.600% Notes due November 14, 2024 (“2024 Notes”)	U.S. $2,500,000,000.00	US900123CW86	900123 CW8	U.S. $1,004.50	U.S. $598,245,000
7.375% Notes due February 5, 2025 (“7.375% 2025 Notes”)	U.S. $3,250,000,000.00	US900123AW05	900123 AW0	U.S. $1,015.00	U.S. $529,378,000
4.250% Notes due March 13, 2025 (“4.250% 2025 Notes”)	U.S. $2,000,000,000.00	US900123CX69	900123 CX6	U.S. $1,001.50	U.S. $207,090,000
6.375% Notes due October 14, 2025 (“6.375% 2025 Notes”)	U.S. $2,500,000,000.00	US900123CZ18	900123 CZ1	U.S. $1,021.50	U.S. $521,223,000
4.750% Notes due January 26, 2026 (“4.750% 2026 Notes”)	U.S. $1,750,000,000.00	US900123DB31	900123 DB3	U.S. $1,004.00	U.S. $0
4.250% Notes due April 14, 2026 (“4.250% 2026 Notes” and, collectively with the other notes defined under this column, the “Old Notes”)	U.S. $1,500,000,000.00	US900123CJ75	900123 CJ7	U.S. $995.50	U.S. $0

On Thursday, 26 September 2024, or as soon as possible thereafter, Türkiye expects to (i) instruct J.P. Morgan Securities plc as the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described in the Tender Offer Memorandum, valid Preferred Tenders and Non-Preferred Tenders and (ii) announce the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders, if any, of each series of Old Notes that are expected to be accepted and whether any proration has occurred for any series of Old Notes.

The settlement of the Tender Offer is scheduled to occur on Tuesday, 1 October 2024 (the “Tender Offer Settlement Date”), subject to change without notice. Failure to deliver Old Notes on time may result, in Türkiye’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Notes, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Preferred Tenders, the cancellation of a holder’s tender order and the holder remaining obligated to purchase its allocation of New Notes in respect of its related Indication of Interest.

Türkiye reserves the right, in its sole discretion, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason.

The Tender Offer Memorandum may be downloaded from the Information Agent’s website at https://deals.is.kroll.com/turkiye or obtained from the Information Agent, Kroll Issuer Services Limited, at turkiye@is.kroll.com or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Banco Bilbao Vizcaya Argentaria, S.A. Attention: Liability Management One Canada Square 44th Floor E14 5AA, London United Kingdom Telephone: +44 (0) 207 397 6061	J.P. Morgan Securities plc Attention: Liability Management 25 Bank Street London E14 5JP United Kingdom Collect: +44 20 7134 2468

The Billing and Delivering Bank for this Tender Offer was: J.P. Morgan Securities plc.

The Information Agent for this offering is:

Kroll Issuer Services Limited

The Shard

32 London Bridge Street

London SE1 9SG

United Kingdom

Bankers and Brokers: +44 20 7704 0880

Email: turkiye@is.kroll.com

Website: https://deals.is.kroll.com/turkiye

Attention: Arlind Bytyqi

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*    *    *

Türkiye has filed a registration statement (including the prospectus) and the preliminary prospectus supplement with the SEC for the New Notes Offering. Before you invest, you should read the prospectus in that registration statement and other documents Türkiye has filed with the SEC for more complete information about Türkiye and the New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Joint Book-Running Managers or the Dealer Managers, as the case may be, will arrange to send you the preliminary prospectus supplement and the accompanying prospectus for the New Notes Offering if you request it by calling any one of them at the numbers specified above.

A preliminary prospectus supplement along with the accompanying prospectus is available from the Securities and Exchange Commission’s website at: https://www.sec.gov/Archives/edgar/data/869687/000119312524224064/d870910d424b5.htm

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into a holder’s possession, the holder is required by Türkiye to inform itself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Türkiye in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The Old Notes and New Notes may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Notes or New Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Notes or New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The offering of the New Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation. Each Joint Book-Running Manager has represented and agreed that any offer, sale or delivery of the New Notes or distribution of copies of the New Notes Offering prospectus supplement or any other document relating to the New Notes in the Republic of Italy will be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Any such offer, sale or delivery of the New Notes or distribution of copies of the New Notes Offering prospectus supplement or any other document relating to the New Notes in the Republic of Italy must be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”), CONSOB Regulation No. 20307 of 15 February 2018 and Legislative Decree No. 385 of 1 September 1993 (in each case as amended from time to time) and any other applicable laws and regulations; (ii) in compliance with Article 129 of Legislative Decree No. 385 of 1 September 1993, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016 and on 2 November 2020); and (iii) in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or any other Italian authority.

None of the Tender Offer, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer has been or will be registered with the CONSOB pursuant to applicable Italian laws and regulations. The Tender Offer is being carried out in Italy as an exempted offer pursuant to Article 101 bis, paragraph 3 bis of the Consolidated Financial Act and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Old Notes that are resident and/or located in Italy can tender the Old Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. The Tender Offer Memorandum and the information contained therein are intended only for the use of its recipient and are not to be distributed to any third party resident and/or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the Old Notes or the Tender Offer.

The New Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each Joint Book-Running Manager has represented and agreed that it has not offered or sold, and will not offer or sell any New Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

The New Notes Offering prospectus supplement and accompanying prospectus, and the Tender Offer Memorandum have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Neither the New Notes Offering nor the Tender Offer constitutes an offering of securities in Singapore pursuant to the Securities and Futures Act, 2001 of Singapore (the “SFA”). Each Joint Book-Running Manager has represented and agreed that it has not offered or sold or caused the New Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Notes or cause such New Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the New Notes Offering prospectus supplement and accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to, and in accordance with the conditions specified in Section 275 of the SFA.

Neither the communication of the Tender Offer Memorandum nor the New Notes Offering prospectus supplement and accompanying prospectus nor any other offer material relating to the Tender Offer or the New Notes Offering has been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). The Tender Offer Memorandum and the New Notes Offering prospectus supplement and accompanying prospectus are only being distributed to and are only directed at (i) persons who are outside the United Kingdom; (ii) those persons falling within the definition of investment professionals (contained in Article 19(5) of the FSMA (Financial Promotion) Order 2005 (as amended, the “Order”) or within Article 49(2) of the Order or other persons to whom they may be lawfully communicated under the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Tender Offer Memorandum and the New Notes Offering prospectus supplement and accompanying prospectus relate is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Tender Offer Memorandum or the New Notes Offering prospectus supplement and accompanying prospectus or any of its contents. The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the New Notes Offering prospectus supplement and accompanying prospectus or any of its contents.

Manufacturer target market (EU MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).